FOR IMMEDIATE RELEASE                                        Exhibit 1

John G. Sylvia - Senior Vice President,
Chief Financial Officer		                           (402) 341-4500
Jeffrey S. Laudin - Manager, Investor Relations				 (402) 341-4500

Court Orders Korea First Bank to Deposit $79,329,000 in a New York Bank Account Pending Resolution of CE Casecnan's Summary Judgment Motion to Require Korea First Bank to Honor Draw on its Letter of Credit

	OMAHA, NEBRASKA, May 20, 1997 - CE Casecnan Water and Energy Company, Inc. ("CE Casecnan") a 35% owned affiliate of CalEnergy Company, Inc. ("CalEnergy") (NYSE, PSE and LSE Symbol: CE) today reported that on May 19th Korea First Bank funded, pursuant to a court order, the amount of $79,329,000 into a New York interest bearing bank account pending resolution of CE Casecnan's summary judgment motion to require Korea First Bank to honor a drawing on an irrevocable standby letter of credit Korea First Bank had issued for the benefit of CE Casecnan. The letter of credit had been issued as security for the obligations of Hanbo Engineering & Construction Co., Ltd. and Hanbo Corporation (collectively "Hanbo") under a turnkey engineering, procurement and construction contract for the Casecnan project which was terminated by CE Casecnan earlier this month due to multiple defaults by Hanbo, including Hanbo's insolvency.

	CE Casecnan tendered a Certificate of Drawing to Korea First Bank on May 7, 1997 in the amount of $79,329,000. As a result of Korea First Bank's wrongful dishonor of the drawing last week, CE Casecnan was forced to file an action in New York State Court. That Court granted CE Casecnan's request for an order requiring Korea First Bank to deposit $79,329,000 in an interest bearing account with an independent financial institution in the United
States. Korea First Bank appealed this court ruling and the appeal was denied by the Appellate Court. A hearing on CE Casecnan's motion for summary judgment is set for June 11, 1997 and a ruling is expected by the end of June.

	According to John G. Sylvia, Chief Financial Officer of CE Casecnan, "We are very surprised and disappointed that Korea First Bank, South Korea's second largest commercial bank, would let its troubled relationship with Hanbo interfere with its independent obligations to CE Casecnan under its letter of credit. Korea First Bank's failure to honor its standby letter of credit is indefensible and will only result in increasing the bank's exposure to Hanbo related problems. It appears that the criminal investigations in South Korea which have been reported in the press, in connection with the alleged fraudulent loans-for-kickbacks scheme implicating a number of top South Korean government, Korea First Bank and Hanbo officials has greater ramifications than previously reported." Added Mr. Sylvia, "It is essential that international lending institutions honor their obligations under standby letters of credit. We believe it is virtually unprecedented that Korea First Bank has failed to comply with customary banking practices and failed to honor its obligations." Mr. Sylvia further stated, "The sponsors of the Casecnan Project recognize the value and importance of this facility to the
Philippines. Accordingly, we plan to proceed to complete construction of the facility, and pursue all resulting damages from Korea First Bank."
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                    CE CASECNAN WATER AND ENERGY COMPANY, INC.
                                    An affiliate of
                               CalEnergy Company, Inc.